ALBERTA COMPLIANCE SERVICES INC.

03007022

February 18, 2003

SUPPL

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

RECEIVED FEB 25 2003

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

1. News Release dated February 13, 2003

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham

Sherri Van Ham
Associate
encl.

dlw 3/3

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-5084

GLOBEL
DIRECT

For Immediate Release
February 13, 2003

Globel Direct, *inc.*
Stock Symbol: GBD:TSX Venture
Canadian Venture Exchange

Company Contact
J.R. Richardson
President, Globel Direct
Direct: 403-531-6579
Fax: 403-531-6560
Toll-Free: 1-800-551-5721
e-mail: jr@globel.com

Investor Relations Contact:
Grant Howard
The Howard Group
Phone: (403) 221-0915
Email: howardg@howardgroupinc.com
Internet: http://www.howardgroupinc.com/

Globel Direct Announces Share Issuance

Calgary, AB - February 13, 2003- Globel Direct, *inc.* (GBD:TSX Venture): Globel Direct inc. ("GBD") announced today that it has exercised its option to issue a total of 360,986 common shares at a price of $0.10 to holders of GBD's convertible debentures granted under a Convertible Debenture Agreement dated February 8, 2002. The common shares issued represent payment of the semi-annual interest on the convertible debentures which bear interest at a rate of 8% per annum. The issue of these shares is subject to regulatory approvals.

About Globel Direct: Globel Direct inc. is Canada's leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's solutions integrate its expertise in out-sourced marketing, billing, customer support and fulfillment with specialized equipment, proven technologies, emerging e-solutions and a national delivery infrastructure that enables its clients to target the right audience, in the right format, at the right time and at the right price. For more information about Globel Direct visit www.globel.com.